

September 23, 2011

<u>Via E-mail</u>
Claude Pupkin
Chief Executive Officer
Genie Energy Ltd.
520 Broad Street
Newark, New Jersey 07102

> **Re: Genie Energy Ltd.**
> **Form 10**
> **Filed August 26, 2011**
> **File No. 000-54486**

Dear Mr. Pupkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Prior to the effectiveness date described in comment one, please update to include audited financial statements and related financial information for the fiscal year ended July 31, 2011 in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

3. Please tell us why you are not registering your Class A common stock under Exchange Act Section 12(g).

4. Please provide us with your analysis for why you believe you are an accelerated filer, as such term is defined in Exchange Act Rule 12b-2, and identify how you meet each of the four elements of the definition.

5. Please tell us your intentions with respect to filing and furnishing to shareholders the information statement you have filed as Exhibit 99.1 to your registration statement. As a related matter, you refer to the information statement as if it will be filed and furnished by Genie Energy Ltd., however, given that IDT Corporation is the entity conducting the spin-off, it is not clear why they are not filing and furnishing this information. Please advise.

6. Please file the exhibit required by Item 601(b)(21) of Regulation S-K.

Exhibit 99.1

General

7. In numerous instances throughout the information statement two or more words are not separated by spaces. Please revise.

8. We note that obtaining approval for listing of your Class B common stock on the New York Stock Exchange is not one of the conditions to the spin-off. Please revise throughout the information statement when discussing "when-issued" trading and "regular way" trading to clarify that neither method of trading will occur on the New York Stock Exchange unless your Class B common stock has received prior approval for listing. Additionally, please also revise throughout the information statement in each instance in which you state that you intend to apply to have your Class B common stock traded on the New York Stock Exchange to clarify that satisfaction of the necessary initial listing requirements is not guaranteed and accordingly, your Class B common stock may not trade on the New York Stock Exchange or any other national securities exchange. Please also add a new risk factor, or revise the last risk factor on page 13, to clarify that your Class B common stock may not be approved for listing on the New York Stock Exchange or any other national securities exchange.

9. Please revise throughout the information statement to discuss how fractional shares held by IDT's Class A holders and Class B holders will be treated in the spin-off, as applicable.

Risk Factors, page 8

Risk Factors Generally Relating to Us and Our Common Stock, page 13

We are controlled by our principal stockholder…, page 14

> 10. Please revise the risk factor to discuss the risks associated with your ability and intention to rely on the controlled company exemption provided by Section 303A of the New York Stock Exchange's Listed Company Manual.

The Spin-off, page 15

Results of the Spin-off, page 17

> 11. We note that you disclose the number of record holders immediately following the spin-off assuming the conversion of all shares of your Class A common stock into your Class B common stock. Please also disclose the number of record holders for each of your Class A common stock and Class B common stock immediately following the spin-off, with assuming such conversion. See Item 201(b)(1) of Regulation S-K.

Treatment of Stock Options in the Spin-Off, page 17

> 12. Please confirm to us that you will include the details of the treatment of options to purchase IDT Class B common stock in the information statement sent to IDT's shareholders.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 17

> 13. Tell us why you need to clarify the statement on page 18 to indicate *"[a]ssuming* the distribution qualifies under Section 355 of the Code…"* (emphasis added) when it appears that you have received a private letter ruling and an opinion from PwC to that effect. Clarify what aspect of your tax consequences disclosure has been covered by the private letter ruling and/or the opinion, as applicable.

Listing and Trading of Our Class B Common Stock, page 19

> 14. Please disclose the number of shares of each of your Class A common stock and Class B common stock, other than Class B common stock that will be freely transferable, that could be sold pursuant to Securities Act Rule 144 or that you have agreed to register under the Securities Act for sale by resale. See Item 201(a)(2)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Investment in American Shale Oil, LLC, page 29

15. Quantify the amount of the one-time payment you will have the opportunity to submit to convert your RD&D Lease to a commercial lease if you can demonstrate the economic and environmental viability of your technology.

16. We note your indication that Total will provide a majority of the funding during the RD&D phase and technical and financial assistance throughout the RD&D and commercial phases. Elaborate upon this discussion to state exactly how much Total has provided to date and what their total funding commitment is expected to be, if determinable.

Critical Accounting Policies, page 30

17. Your disclosure of critical accounting policies should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, when estimates and assumptions are based on uncertain matters you should provide an analysis of the potential impact of changes in the estimates and assumptions when changes are reasonably likely to occur and have a material effect on financial condition or operating performance. When estimates involve multiple, inter-related assumptions, such as those related to future cash flows, you should provide information for investors to assess the probability of future impairment charges. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 32

Nine Months Ended April 30, 2011 Compared to Nine Months Ended April 30, 2010, page 32

18. Please discuss the results of operations of AMSO, LLC, including the reasons for any significant increase or decrease in reported losses as well as the resulting impact on equity in net loss of AMSO, LLC recorded each period. Please include similar disclosure where you discuss results of operations for the three years ended July 31, 2010.

19. Please discuss the reasons for material changes from period to period in net loss attributable to non-controlling interests. Please include similar disclosure where you discuss results of operations for the three years ended July 31, 2010.

Liquidity and Capital Resources, page 39

20. You state here that the amount due to IDT as of April 30, 2011 was $5.5 million. Clarify for what purpose and how you arrived at this amount to provide greater context.

21. In an appropriate place in your disclosure, revise to explain how you will be financing your activities under the exclusive Shale Oil Exploration and Production License awarded by the Israeli ministry of National Infrastructures including construction of a pilot plant and operation of a pilot test.

Business, page 43

22. Please disclose the information required by Item 101(b) and (d) of Regulation S-K. You may satisfy this disclosure by including a cross-reference to Note 14 to consolidated financial statements. We note however, that Note 14 does not disclose total assets for each of your segments for each of the last three fiscal years and does not disclose long-lived assets in Israel as of July 31, 2008.

IDT Energy, page 43

23. On page 44, you state that you target markets in which you can "effectuate commodity procurement on a real-time basis." Please revise to clarify what you mean by this statement.

Genie Oil and Gas, Inc., page 46

24. We note that you cite to several reports in support of your statements made here regarding your industry. Please provide us with supplemental support, with appropriate markings and page references in your response, for these statements and similar assertions throughout your document.

Israel Energy Initiatives, page 48

25. You state here that the 238 square kilometers in the south of the Shfela region in Israel is estimated to hold approximately 40 billion barrels of oil equivalent in the form of oil shale. Please provide support for this statement.

Intellectual Property, page 49

26. To the extent material to an understanding of your business, please disclose the duration and effect of the two patents held by AMSO, LLC. See Item 101(c)(1)(iv) of Regulation S-K.

Management, page 49

27. We note that the last risk factor on page 9 and the first risk factor on page 11 disclose your dependence on "personnel with strong industry or operational knowledge" and "qualified technical personnel…including Harold Vinegar…and Alan Burnham." Please provide the disclosure required by Item 401(c) of Regulation S-K with respect to such personnel.

28. Please file the consent of Mr. Perry to being named in the registration statement. See Instruction 2 to Item 401 of Regulation S-K.

Director Compensation, page 54

29. Please disclose the information required by Item 402(k) of Regulation S-K for your directors in fiscal 2011. If Mr. Jonas was your only director in fiscal 2011 and his compensation is provided pursuant to Item 402(c) of Regulation S-K, then please include a statement to that effect in this section.

Executive Compensation, page 54

30. We note that Messrs. Pupkin and Goldin began serving as your Chief Executive Officer and Chief Financial Officer, respectively, in August 2011. For purposes of disclosing the information required by Item 402 of Regulation S-K, please include, as your named executive officers, the individuals that served as your principal executive officer and principal financial officer for your most recently completed fiscal year of July 31, 2011. See Item 402(a)(3) of Regulation S-K.

31. Please remove the references throughout this section that direct readers to IDT's proxy statement. Because such proxy statement has not been incorporated into the registration statement by reference, please disclose the information required by Item 402 of Regulation S-K without reliance on disclosure contained in IDT's proxy statement.

Compensation of our Named Executive Officers, page 54

32. Please revise to include the discussion required by Item 402(b) of Regulation S-K. Such discussion should be for the latest fiscal year provided in tables disclosed pursuant to Item 402 of Regulation S-K, which we note is fiscal 2011 and not fiscal 2010. However, such discussion should also cover your expected compensation policies in fiscal 2012 to the extent that such policies differ from your compensation policies in fiscal 2011 and such difference could affect a fair understanding of your named executive officers' compensation for fiscal 2011. We note the disclosure in the second paragraph; however, such paragraph is insufficient to meet the requirements of Item 402(b) of Regulation S-K.

33. Please tell us whether Mr. Jonas's employment agreement with IDT governs his employment as your Chairman of the Board of Directors. If it does not, then please reference his employment agreement with IDT only to the extent required by Item 402(e)(1)(i) of Regulation S-K and, if you include such a reference, then please clarify that his employment agreement with IDT does not govern his employment with you. If Mr. Jonas's employment agreement with IDT governs his employment with you, then please file such employment agreement as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Summary Compensation Table, page 55

34. We note that you have provided the disclosure required by Item 402 of Regulation S-K with respect to only your most recently completed fiscal year. Please also provide such disclosure with respect to fiscal 2010 and fiscal 2009 for Mr. Jonas and fiscal 2010 for Mr. Pupkin, as such disclosure is included in the Definitive Proxy Statement on Schedule 14A filed by IDT on November 3, 2010. See Instruction 1 to Item 402(c) of Regulation S-K. Please also provide us with your analysis, based on the guidance in our Regulation S-K Compliance and Disclosure Interpretation 217.01, for why you believe disclosure for fiscal 2010 and fiscal 2009 is not required for your other named executive officers.

35. We note that certain of your named executive officers received stock awards in fiscal 2011. Please provide the disclosure required by Item 402(d)-(g) of Regulation S-K to the extent applicable.

36. We note the statement in footnote (1) that Mr. Jonas received grants of stock in lieu of base compensation during fiscal 2011. Please disclose, via footnote, the amount of base compensation foregone and which was paid in the form of stock. Please also include in such footnote a cross-reference to the grant of plan-based awards table disclosing the grant of stock. See Instruction 2 to Item 402(c)(2)(iii) and (iv).

37. We note the statement in footnote (2) that Mr. Jonas did not receive compensation for his role as a director of IDT. Please also disclose whether any portion of the compensation

reported for Mr. Jonas is attributable to his role as your director. See Instruction 3 to Item 402(c) of Regulation S-K.

Security Ownership by Certain Beneficial Owners and Management, page 57

38. In addition to the disclosure currently provided, please also disclose the number of shares, and the percentage of ownership represented by such number, held by the persons identified in the bullets following the first paragraph with respect to each of your Class A common stock and your Class B common stock, without assuming the conversion of shares of your Class A common stock into shares of your Class B common stock. See Item 403(b) of Regulation S-K.

39. Please tell us why you have assumed the conversion of Class A common stock into Class B common stock for purposes of determining percentage ownership information only with respect to Mr. Jonas and not with respect to any of your other directors or executive officers. Please also tell us why the percentage ownership, when calculated on a fully-diluted basis as is currently shown in the beneficial ownership table, does not equal the percentage of aggregate voting power.

Description of Our Capital Stock, page 61

40. We note the statement that you are authorized to issue 35 million shares of Class A common stock, 200 million shares of Class B common stock and 10 million shares of Preferred Stock. The copy of your charter filed as exhibit 3.1 to the registration statement does not contemplate different classes of common stock or preferred stock. Further, it states that you are authorized to issue 1,500 shares of common stock. We also note references on pages 62 and 63 to provisions in your charter regarding board size and indemnification; however, your charter does not contain such provision. Please advise. If you intend to amend your charter effective as of the date of the spin-off, then please file a form of such amendment as an exhibit to the registration statement.

41. We note the statement in the first paragraph, second sentence that you are registering shares of your Class A common stock under the Exchange Act. However, the cover page of the registration statement does not identify your Class A common stock as being registered. Please revise.

Where You Can Find More Information, page 64

42. We note the statement in the first paragraph, fourth sentence that readers should refer to the exhibits attached to the registration statement for copies of contracts that are discussed in the information statement. However, you have not filed copies of every contract that you discuss in the information statement, including without limitation the Preferred Supplier Agreement between you and BP. Please either delete such sentence in

the first paragraph or file as exhibits to the registration statement each contract that you discuss in the information statement.

Report of Independent Registered Public Accounting Firm, page F-2

43. Please tell us if Zwick and Banyani, PLLC is a registered firm with the Public Company Accounting Oversight Board. We note that Zwick, Maddox & Banyani, PLLC is a registered firm, but could not confirm a current registration under the name Zwick and Banyani, PLLC.

Annual Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

44. Please tell us why equity in the net loss of AMSO, LLC is classified as a non-operating item given your disclosure throughout the document that your principal or central ongoing business operations consist of IDT Energy and your oil shale initiatives in Colorado, through AMSO, LLC and in Israel, through IEI.

45. Please show us how you computed the amount of gain on sale of interest in AMSO, LLC during fiscal year 2009.

Notes to Consolidated Financial Statements, page F-7

46. Please disclose the nature and terms of your Preferred Supplier Agreement with BP, including interest rates. Also tell us how cash receipts and disbursements under this arrangement as well as any associated noncash investing or financing activities are reported in the Consolidated Statements of Cash Flows.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8

47. Please refer to ASC 350-20-50-1 and tell us your consideration of disclosing the amount of goodwill assigned to each reportable segment disclosed in accordance with ASC 280.

Note 5. Investment in American Shale Oil, LLC, page F-13

48. Please show us how you computed equity in the net loss of AMSO, LCC for each period presented. If your proportionate share of income and losses from this entity differs from your 50% ownership interest, please disclose this fact.

49. Please refer to ASC 810-10-50-12 and 50-13 and tell us your consideration of disclosing your method for determining that you are not the primary beneficiary of AMSO, LLC,

including, but not limited to, significant judgments and assumptions made. Please also tell us why you concluded your maximum exposure to loss is limited to the additional required investment in ASCO, LLC as opposed to your current investment plus the additional required investment.

Note 8. Equity, page F-17

50. Please tell us how you accounted for the exchange of Mr. Steinhardt's interest in GEIC for a corresponding interest in GOGI, including the $1.7 million in cash that was paid to the Steinhardt stockholder entity. Also tell us your consideration of disclosing your accounting for this transaction.

Note 9. Stock Based Compensation, page F-18

51. Please clarify and elaborate on your disclosure that share-based compensation is generally recognized using the "accelerated method" over the vesting period and tell us the basis in GAAP for your accounting.

Note 14. Business Segment Information, page F-20

52. In light of your disclosure that the Genie Oil and Gas reportable segment consists of (1) AMSO, which holds and manages a 50% interest in AMSO, LLC and (2) an 89% interest in IEI, please tell us why equity in the net loss of AMSO, LLC is not included in the income metric disclosed for Genie Oil and Gas.

Note 15. Subsequent Events, page F-21

53. In the updated financial statements for the fiscal year ended July 31, 2011, please disclose whether any amount of loss has been accrued related to the Notice of Proposed Tax Adjustments of $7.2 million received from the New York City Finance Department in connection with your utility tax audits. If an exposure to loss exists in excess of the amount accrued, and there is at least a reasonable possibility that an additional loss may have been incurred, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See ASC 450.

Interim Financial Statements, page F-23

54. Please show us how you computed net loss attributable to non-controlling interests for the nine months ended April 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dov T. Schwell
        Schwell Wimpfheimer & Associates LLP